# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Upstream Bio Inc, CIK 0002022626
CUSIP: 91678A107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 460 TOTTEN POND ROAD, SUITE 420, WALTHAM, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001374170

## Reporting persons
- Norges Bank: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: Norway (Q8); sole voting power 2,882,647; shared voting power 0; sole dispositive power 2,882,647; shared dispositive power 0; aggregate amount beneficially owned 2,882,647 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Upstream Bio Inc
Address of issuer's principal executive offices: 460 TOTTEN POND ROAD, SUITE 420 WALTHAM MA 02451

## Item 2. Person Filing
Name of person filing: Norges Bank
Address of principal business office or, if none, residence: Bankplassen 2, PO Box 1179 Sentrum, Oslo, NO-0107, Oslo, Norway
Citizenship: Norway

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), group (OO)
Type of institution (non-U.S. institution) or other detail: Investment adviser

## Item 4. Ownership
Amount beneficially owned: 2,882,647
Percent of class: 5.3
Sole power to vote or to direct the vote: 2,882,647
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,882,647
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The shares reported herein are invested on behalf of the Government of Norway.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Norges Bank: Aya Sobhy, Business and Regulatory Compliance (10/24/2025)